UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

Eagle Materials Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
26969P108
(CUSIP Number)
Michael D. Adamski Sachem Head Capital Management LP 250 West 55th Street, 34th Floor New York, New York 10019 212-714-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

Copies to:
Richard M. Brand
Joshua A. Apfelroth
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-6000

May 7, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26969P108	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,100,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 26969P108	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,100,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 26969P108	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 26969P108	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,100,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 26969P108	SCHEDULE 13D	Page 6 of 10

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”), amends and supplements the Schedule 13D filed on March 28, 2019 (the “Initial 13D” and, as amended and supplemented by this Amendment No. 1, together, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Eagle Materials Inc., a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

Item 4.	Purpose of Transaction
On May 8, 2019, SH, in compliance with the Amended and Restated Bylaws of the Issuer (the “Bylaws”), submitted to the Issuer its formal notice of intent (the “Notice”) to present a stockholder proposal and nominate candidates for election to the board of directors of the Issuer (the “Board”), in each case, at the 2019 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “2019 Annual Meeting”).
The Notice stated that, at the 2019 Annual Meeting, SH, in its capacity as an Eligible Stockholder (as defined in the Bylaws), intends to nominate for election as directors of the Issuer, Scott D. Ferguson and Wendy E. Lane (each a “Nominee” and collectively, the “Nominees”).
In the Notice, the Reporting Persons reserved the right to further nominate, substitute or add additional persons in the event that (a) the Issuer purports to increase the number of directorships; (b) the Issuer makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees as nominees and/or (c) any Nominee is unable or becomes unwilling for any reason to serve as a director of the Issuer.
SH also submitted to the Issuer stockholder proposals for consideration at the 2019 Annual Meeting, proposing (i) the repeal of each provision, or amendment to, the Bylaws adopted by the Board without the approval of the stockholders of the Issuer subsequent to August 6, 2015, which is the date of the most recent publicly available amendment to the Bylaws (the “Bylaw Proposal”) and (ii) that the Board take all action necessary to adopt an amendment to the Issuer’s Restated Certificate of Incorporation (as amended or restated and in effect as of the date hereof, the “Charter”) and the Bylaws to fully eliminate the classified structure of the Board, in a manner such that the term of each member of the Board shall expire at the Issuer's annual stockholder meeting for 2020 (the “2020 Annual Meeting”) and any director elected to the Board at or after the 2020 Annual Meeting shall be elected on an annual basis (the “Board Declassification Proposal” and, together with the Bylaw Proposal, the “Stockholder Proposals”).
The Reporting Persons currently intend to conduct a proxy solicitation to elect the Nominees to the Board and approve the Stockholder Proposals at the 2019 Annual Meeting.
In addition, on May 8, 2019, Sachem Head sent a public letter to shareholders (the “Letter”) and issued a press release (the “Press Release”) announcing the delivery of the Notice to the Issuer and the issuance of the Letter.  A copy of the Press Release (which includes a copy of the Letter) is filed herewith as Exhibit 99.3 and incorporated herein by reference.
Sachem Head, on behalf of SH, has entered into an engagement and indemnification agreement (the “Engagement and Indemnification Agreement”) with each Nominee, substantially in the form set forth as Exhibit 99.4 hereto, pursuant to which, each Nominee agreed to be named as a nominee in Sachem Head’s proxy soliciting materials related to the 2019 Annual Meeting and to serve as a director if elected.  Sachem Head has agreed to indemnify each Nominee against any losses suffered, incurred or sustained by such Nominee in connection with such Nominee’s being a member of the slate or the solicitation of proxies in connection therewith and reimburse each Nominee for reasonable, documented, out-of-pocket expenses incurred as a result of such Nominee’s being a member of slate, including, without limitation, travel expenses and expenses in connection with legal counsel retained to represent such Nominee in connection with being a member of the slate. Furthermore, Ms. Lane received $100,000 upon execution of the Engagement and Indemnification Agreement.  The foregoing is qualified in its entirety by reference to Exhibit 99.4, which is incorporated herein by reference.

CUSIP No. 26969P108	SCHEDULE 13D	Page 7 of 10

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a), (b) Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own 4,100,000 shares of Common Stock (the “Subject Shares”). The Subject Shares collectively represent approximately 8.9% of the outstanding shares of Common Stock based on 45,898,591 shares of Common Stock outstanding as of January 25, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on January 29, 2019.
Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 3,000,000 of the Subject Shares, constituting 6.5% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
(c) On May 7, 2019, SH and SHM settled Physically Settled Swaps referencing 667,684 and 107,316 shares of Common Stock, respectively, and, upon such settlement, the counterparties to such Physically Settled Swaps delivered to SH and SHM an aggregate of 667,684 and 107,316 shares of Common Stock, respectively.  Other than such settlement of the Physically Settled Swaps and the transactions set forth in Exhibit 99.2 to this Schedule 13D, which is incorporated herein by reference, no Reporting Person or Sachem Head Fund has effected any transactions in the Common Stock during the past sixty days.
(d) The Sachem Head Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The information set forth in Item 4 is incorporated by reference herein.
On May 7, 2019, SH and SHM settled Physically Settled Swaps referencing 667,684 and 107,316 shares of Common Stock, respectively, and, upon such settlement, the counterparties to such Physically Settled Swaps delivered to SH and SHM an aggregate of 667,684 and 107,316 shares of Common Stock, respectively.  The Sachem Head Funds no longer own any Physically Settled Swaps.
Except as described herein, the Reporting Persons have no other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

CUSIP No. 26969P108	SCHEDULE 13D	Page 8 of 10

Item 7.	Material to be Filed as Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.2	Trading data.*
Exhibit 99.3	Press Release and Letter to Shareholders, dated May 8, 2019.
Exhibit 99.4	Form of Engagement and Indemnification Agreement entered into by and between Sachem Head Capital Management LP on behalf of Sachem Head LP and each Nominee.

*  Previously filed.

CUSIP No. 26969P108	SCHEDULE 13D	Page 9 of 10

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 8, 2019

SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

CUSIP No. 26969P108	SCHEDULE 13D	Page 10 of 10

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2	Trading data.
Exhibit 99.3	Press Release and Letter to Shareholders, dated May 8, 2019.
Exhibit 99.4	Form of Engagement and Indemnification Agreement entered into by and between Sachem Head Capital Management LP on behalf of Sachem Head LP and each Nominee.